Exhibit 99.1

Compton Petroleum Corporation
Consolidated Balance Sheets
(Unaudited) (000’s)

As at	June 30, 2011	December 31, 2010 (note 20)	January 1, 2010 (note 20)
Assets
Current assets:
Trade and other accounts receivable	$20,204	$29,515	$37,389
Risk management, note 15a	3,239	8,041	198
Other current assets, note 17	9,653	4,812	14,287
	33,096	42,368	51,874

Non-current assets:
Development and production, note 3	692,212	751,382	1,609,874
Exploration and evaluation, note 4	54,861	68,550	72,378
Other long term assets, note 17	2,597	2,620	2,494

Total assets	$782,766	$864,920	$1,736,620

Liabilities
Current liabilities:
Trade and other accounts payable	$48,398	$57,755	$67,909
Credit facility, note 5a	129,490	145,584	107,183
Risk management, note 15a	-	116	94
Senior term notes, note 6	43,394	44,757	-
MPP term financing, note 7	11,490	11,098	4,601
	232,772	259,310	179,787

Non-current liabilities:
Senior term notes, note 6	186,592	192,455	461,741
Risk management, note 15a	1,602	-	1,331
MPP term financing, note 7	28,876	34,522	46,807
Provisions, note 9	147,796	184,424	138,998
Deferred income taxes	2,853	7,011	186,210

Total liabilities	600,491	677,722	1,014,874

Shareholders’ equity
Share capital, note 10b	416,433	416,433	416,425
Share purchase warrants, note 10c	13,800	13,800	13,800
Other reserves	39,406	40,112	37,043
Retained earnings (deficit)	(297,172)	(289,682)	250,279
Non-controlling interest, note 7	9,808	6,535	4,199

Total equity	182,275	187,198	721,746

Total liabilities and shareholders’ equity	$782,766	$864,920	$1,736,620
Commitments and contingent liabilities, note 18
see accompanying notes to the consolidated interim financial statements

On behalf of the Board

M.F. Belich, Q.C.	J. Stephens Allan, C.A.
Director	Director

Compton Petroleum Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited) (000’s)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Revenue, net of royalties, note 16	$34,684	$48,886	$70,333	$109,672

Expenses
Operating	12,246	16,655	23,890	30,534
Transportation	1,510	1,893	2,827	3,392
Administrative	4,103	5,689	8,903	11,239
Royalty obligations, note 16	2,453	3,766	6,504	9,850
Depletion and depreciation	13,847	22,881	28,759	45,345
Exploration and evaluation	5,119	24	9,617	126
Share based compensation, note 12(f)	68	1,071	(191)	2,064
Foreign exchange and other (gain) loss, note 14	(499)	22,987	(22,247)	6,917
Risk management (gain) loss, note 15c	(3,736)	1,038	(807)	(13,945)
Impairment, note 3	-	72,757	-	72,757

Finance costs
Accretion of decommissioning liabilities	1,172	1,138	2,587	2,286
Interest and financing costs, note 13	9,309	13,743	18,866	28,125

Loss before taxes	(10,908)	(114,756)	(8,375)	(89,018)
Income taxes
Current	-	(208)	-	-
Deferred	(3,231)	(24,537)	(4,158)	(24,469)
	(3,231)	(24,745)	(4,158)	(24,469)

Net loss	$(7,677)	$(90,011)	$(4,217)	$(64,549)

Net loss attributable to:
Non-controlling interest, note 7	$2,291	$855	$3,273	$1,097
Majority shareholders	(9,968)	(90,866)	(7,490)	(65,646)
Net loss and comprehensive loss	$(7,677)	$(90,011)	$(4,217)	$(64,549)

Net loss per share, note 11
Basic	$(0.03)	$(0.34)	$(0.02)	$(0.24)
Diluted	$(0.03)	$(0.34)	$(0.02)	$(0.24)
see accompanying notes to the consolidated interim financial statements

June 30, 2011

Compton Petroleum Corporation
Consolidated Interim Statements of Changes in Equity
(Unaudited) (000’s)

	Capital stock	Share purchase warrants	Other reserves	Retained earnings/ Deficit	Non- controlling interest	Total

Balance at January 1, 2010	$416,425	$13,800	$37,043	$250,279	$4,199	$721,746
Net earnings	-	-	-	(65,646)	1,097	(64,549)
Share issuance	-	-	-	-	-	-
Share based payments	-	-	1,513	-	-	1,513
Options exercised	8	-	-	-	-	8
Balance at June 30, 2010	$416,433	$13,800	$38,556	$184,633	$5,296	$658,718
(note 20)
Balance at January 1, 2011	$416,433	$13,800	$40,112	$(289,682)	$6,535	$187,198
Net earnings	-	-	-	(7,490)	3,273	(4,217)
Share issuance	-	-	-	-	-	-
Share based payments	-	-	(706)	-	-	(706)
Options exercised	-	-	-	-	-	-
Balance at June 30, 2011	$416,433	$13,800	$39,406	$(297,172)	$9,808	$182,275
see accompanying notes to consolidated interim financial statements

June 30, 2011

Compton Petroleum Corporation
Consolidated Interim Statements of Cash Flow
(Unaudited) (000’s)

	three months ended June 30,		six months ended June 30,
	2011	2010	2011	2010

Operating activities
Net loss	$(7,677)	$(90,011)	$(4,217)	$(64,549)
Amortization and other	311	1,840	649	5,862
Depletion and depreciation	13,847	22,881	28,759	45,345
Unrealized foreign exchange and other (gains) losses	(1,961)	20,250	(7,367)	6,300
Deferred income taxes	(3,231)	(24,537)	(4,158)	(24,469)
Share based compensation	(263)	804	(705)	1,513
Accretion of decommissioning liabilities	1,172	1,138	2,587	2,286
Decommissioning expenditures	(164)	(2,865)	(353)	(7,028)
Unrealized risk management (gain) loss	(46)	5,251	6,287	(9,725)
Impairment	-	72,757	-	72,757
Exploration and evaluation	5,119	24	9,617	126
(Gain) Loss on asset disposition	37	2,540	(16,329)	2,540
	7,144	10,072	14,770	30,958
Change in non-cash working capital	11,313	(11,253)	(4,414)	(15,208)

	18,457	(1,181)	10,356	15,750

Financing activities
Repayment of credit facility	(8,030)	(90,733)	(16,723)	(107,183)
MPP term financing repayment	(2,852)	(1,510)	(5,253)	(2,611)
Proceeds from equity financing, net of issuance costs	-	5	-	5

	(10,882)	(92,238)	(21,976)	(109,789)

Investing activities
Development and production additions	(6,760)	(3,830)	(13,047)	(11,100)
Exploration and evaluation additions	(881)	(831)	(1,471)	(2,177)
Property acquisitions	-	(150)	-	(150)
Development and production dispositions	-	117,501	9,489	117,557
Exploration and evaluation dispositions	66	-	16,649	-
Royalty dispositions	-	14,289	-	23,469

	(7,575)	126,979	11,620	127,599

Change in cash	-	33,560	-	33,560

Cash, beginning of period	-	-	-	-

Cash, end of period	$-	$33,560	$-	$33,560
see accompanying notes to the consolidated interim financial statements

June 30, 2011

Compton Petroleum Corporation
Notes to the Interim Consolidated Financial Statements
(Unaudited)

Compton Petroleum Corporation (the “Corporation” or “Compton”), incorporated under the laws of Alberta and domiciled in Canada, is in the business of the exploration for and production of petroleum and natural gas reserves in the Western Canada Sedimentary Basin.  The registered office of the Corporation is as follows:

Suite 500, Bankers Court
850 2nd Street, SW
Calgary, Alberta, Canada
T2P 0R8

1.         BASIS OF PRESENTATION

(a)         Statement of compliance

The consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”), using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These interim consolidated financial statements present the results of operations and financial position as at and for the three and six month periods ended June 30, 2011 and 2010 and will form part of the Corporation’s first IFRS consolidated annual financial statements for the year ending December 31, 2011.  As a result, they have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards”, with retrospective application of accounting standards as required.  These consolidated interim financial statements do  not include all of the necessary annual disclosures in accordance with IFRS.  Previously, the Corporation prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Previous GAAP”).

(b)         Basis of measurement

The consolidated interim financial statements have been prepared on the historical cost basis except for the revaluation of certain non-current assets and financial instruments. Historical cost is generally based on the fair value of the consideration given in exchange for assets recorded on the date of the transaction.  The consolidated interim financial statements have been prepared on a going concern basis.

A summary of the Corporation’s significant accounting policies under IFRS is presented in Note 2 - “Significant Accounting Policies”.  These policies have been retrospectively and consistently applied except where specific exemptions permitted alternative treatment upon transition to IFRS in accordance with IFRS 1 as disclosed in Note 20 - “Transition to IFRS”.

The consolidated interim financial statements were authorized on June 3, 2011 by the Board of Directors.

(c)         Functional and presentation currency

The functional currency of Compton, and all its consolidated subsidiaries, is Canadian dollars, and all amounts are presented in thousands (000’s) of Canadian dollars herein unless otherwise stated.

June 30, 2011

2.      SIGNIFICANT ACCOUNTING POLICIES

(a)     Basis of consolidation

The consolidated interim financial statements include the accounts of the Corporation and its wholly owned subsidiaries.  The consolidated interim financial statements also include the accounts of Mazeppa Processing Partnership (the “Partnership” or “MPP”) in accordance with Standing Interpretations Committee Standards 12 (“SIC-12”), Special Purpose Entities, as outlined in Note 7 - “MPP Term Financing and Non-Controlling Interest”.

Interests in jointly controlled assets are included in these financial statements using the proportionate consolidation method and included in the accounts is the Corporation’s proportionate share of revenues, expenses, assets and liabilities.

All inter‐company transactions, balances, income and expenses are eliminated in full on consolidation.

 (b)    Critical accounting judgments and key sources of measurement uncertainty

The timely preparation of consolidated interim financial statements requires that Management make estimates and assumptions and use judgment regarding the measurement of assets, liabilities, revenues, and expenses.  Such estimates relate primarily to transactions and events that have not settled as of the date of the interim financial statements.  Accordingly, actual results may materially differ from estimated amounts as future confirming events occur.

Amounts recorded for depletion and depreciation, and amounts used in impairment test calculations are based upon estimates of petroleum and natural gas reserves and future costs to develop those reserves.  By their nature, these estimates of reserves, costs, and related future cash flows are subject to uncertainty, and the impact on the consolidated interim financial statements of future periods could be material.

Development and production assets are grouped into cash generating units (“CGUs”) identified as having largely independent cash flows and are geographically integrated.  The determination of these CGUs was based on Management’s interpretation and judgment.

The calculation of decommissioning liabilities includes estimates of the ultimate settlement amounts, inflation factors, risk free rates, and timing of settlement.  The impact of future revisions to these assumptions on the consolidated interim financial statements of future periods could be material.

The amount of share based compensation expense is subject to uncertainty as it reflects the Corporation’s best estimate of whether or not performance will be achieved and obligations incurred.

The amount ascribed to share purchase warrants upon issue is subject to uncertainty as it reflects the Corporation’s best estimate of fair value at the time of issue.

The estimated inventory allowance recognized to present inventory balances at the lower of cost and net realizable value.

The estimated fair value of risk management contracts is subject to measurement uncertainty as future commodity prices and exchange rates are used in the valuation.

The values of pension assets and obligations and the amount of pension costs charged to earnings depend on certain actuarial and economic assumptions which by their nature are subject to measurement uncertainty.

Tax interpretations, regulations and legislation in which the Corporation and its subsidiaries operate are subject to change.  As such, income taxes are subject to measurement uncertainty.

June 30, 2011

(c)     Property and equipment

(i)	Exploration and evaluation

Exploration and evaluation (“E&E”) assets are measured at cost and include all costs directly associated with exploratory drilling, unproved property acquisition costs, geological and geophysical activities, license acquisition and technical studies. These assets do not include costs incurred prior to obtaining the rights to explore lands, these prospecting costs are expensed as incurred.

When E&E costs in an area have identified reserves that have been determined to be technically feasible and commercially viable, costs are transferred to Development and Production (“D&P).  This is generally at the time of production, but could occur earlier where significant delays for the development of infrastructure occur. When an area is determined not to be technically feasible, commercially viable, or the Corporation strategically decides not to continue with any future development, the unrecoverable costs are charged to net earnings as exploration and evaluation expense.

E&E costs are not subject to depreciation and depletion.

(ii)	Development and production

All costs directly associated with the development and production of oil and gas reserves are capitalize on an area by area basis.  Development costs are largely intangible drilling costs, where technical feasibility and commercial viability of reserves have been established.  Equipment and facilities are tangible assets supporting the production of identified reserves.

Costs accumulated within each area are depleted using the unit-of-production method based upon estimated proved plus probable petroleum and natural gas reserves, under future prices and costs.  Costs subject to depletion include estimated future costs to be incurred in developing proved plus probable reserves, and less the estimated salvage value of underlying assets.

Depreciation of the MPP facility is provided for on a straight line basis over 30 years.

Costs associated with maintenance turnarounds are capitalized and amortized over the period to the next scheduled turnaround, generally 3 years.  All other maintenance costs are expensed as incurred.

(iii)	Corporate assets

Corporate assets include office equipment and related leasehold improvements, recorded at cost and are depreciated on a straight line basis over the estimated service life, generally between three to five years.

(iv)	Derecognition

The Corporation derecognizes assets at the earlier of disposal, or when no future economic benefit is expected.  Any gain or loss on derecognition is included in net earnings when incurred.

(d)     Impairments

The carrying value of long-term assets is reviewed quarterly for indicators that the carrying value of an asset or cash-generating unit may not be recoverable. If indicators of impairment exist, the recoverable amount of the asset or cash-generating unit is estimated. If the carrying value of the asset or cash-generating unit exceeds the recoverable amount, the asset or cash-generating unit is written down with an impairment recognized in net earnings.

June 30, 2011

The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs to sell and its value in use. Fair value is determined to be the amount for which the asset could be sold in an arm's length transaction.

Fair value less costs to sell is  a measure of third party value, determined using discounted future net cash flows of proved and probable reserves using forecast prices and costs, and considering various other market factors external to the Corporation.

Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the Corporation’s continued use of the asset or cash-generating unit.  Cash flows used in determining value in use will not consider all market factors but only those relevant to the Corporation.

Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount. In this event, the carrying amount of the asset or cash-generating unit is increased to its revised recoverable amount with an impairment reversal recognized in net earnings. The recoverable amount is limited to the original carrying amount less depreciation, depletion and amortization as if no impairment had been recognized for the asset or cash-generating unit for prior periods.

(e)     Provisions

The Corporation recognizes the present value of estimated decommissioning liabilities when a reasonable estimate can be made.  Asset retirement obligations include those legal obligations where the Corporation will be required to retire tangible long-lived assets such as well sites, pipelines, and facilities.  The liabilities, equal to the initial estimated present value of the decommissioning liabilities, are capitalized as part of the cost of the related long-lived asset.  Changes in the estimated obligation resulting from revisions to assumptions, estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning liabilities and the related cost.

Decommissioning costs are amortized using the unit-of-production method; the MPP decommissioning cost is amortized based on its estimated useful life of 30 years.  Increases in the decommissioning liabilities resulting from the passage of time are recorded as accretion of decommissioning liabilities and is charged to net earnings.

Actual expenditures incurred are charged against the accumulated obligation.

 (f)     Financial instruments and derivatives

Financial instruments are any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party.  Financial instruments are identified by the Corporation through a review of typical financial transactions and risk management activities.  The Corporation also reviews non-financial contracts for potential embedded derivatives.  Once identified, the financial instruments are classified and measured as disclosed below.

Financial instruments are measured at fair value on initial recognition of the instrument except in specific circumstances.  Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit or loss”, “available for sale financial assets”, “held to maturity investments”, “loans and receivables” or “financial liabilities measured at amortized cost” as defined by the accounting standard.

Financial assets and financial liabilities at “fair value through profit or loss” are either classified as “held for trading” or “designated at fair value through profit or loss” and are measured at fair value with changes in those fair values recognized in net earnings.  “Available for sale financial assets” are measured at fair value, with changes in those fair values recognized in other comprehensive income.  Financial instruments classified as “held to maturity investments”, “loans and receivables” and “financial liabilities measured at amortized cost” are measured at amortized cost using the effective interest method.

June 30, 2011

Trade and other accounts receivable are classified as “loans and receivables” and trade and other accounts payable, credit facility, MPP term financing and senior term notes are classified as “financial liabilities measured at amortized cost”.  Transaction costs, premiums and discounts associated with the issuance of senior term notes are netted against the notes and amortized to net earnings using the effective interest method.  Transaction costs associated with the extinguishment of debt are expensed when settlement of the debt occurs.

Derivative financial instruments are classified as “fair value through profit or loss” and are recorded at fair value based on quoted market prices or third party market indications and forecasts.  Fluctuations are recorded in net earnings as risk management gains and losses during each reporting period.  The Corporation uses derivative financial instruments for non-trading purposes to manage fluctuations in commodity prices, foreign currency exchange rates, and interest rates as outlined in Note 15 - “Risk Management”.  The Corporation does not designate any of its current risk management activities as accounting hedges.

(g)     Per share amounts

Basic net earnings (loss) per common share are determined by dividing net earnings by the weighted average number of common shares outstanding during the period.  Diluted net earnings (loss) per share are computed by giving effect to the potential dilution that would occur if stock options, share purchase warrants and convertible debt at the option of the issuer were exercised.  The Corporation uses the treasury stock method to determine the dilutive effect of issued instruments.  This method assumes that proceeds received from the exercise of in-the-money instruments are used to repurchase common shares at the average market price for the period.

(h)     Income taxes

Income tax is recognized in net earnings except to the extent that it relates to items recognized directly in shareholders' equity, in which case the income tax is recognized directly in shareholders' equity. Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period.

The Corporation follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability.

Deferred income tax is calculated using the enacted or substantively enacted income tax rates expected to apply when the assets are realized or liabilities are settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings or in shareholders' equity depending on the item to which the adjustment relates.

Deferred income tax assets are recognized to the extent future recovery is probable. Deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

 (i)     Revenue recognition

Revenue associated with the production and sale of crude oil, natural gas, and natural gas liquids owned by the Corporation is recognized when title passes to the customer and delivery has taken place.  Revenue, as reported, represents the Corporation’s share and is presented after royalty payments to governments and other mineral interest owners.  Other revenue is recognized in the period that the service is provided to the customer.

(j)      Share based payments

The Corporation records compensation expense as a charge to net earnings for share based compensation plans in place for its directors, officers, and employees using fair-values.

June 30, 2011

For equity-settled stock-based compensation plans, fair values are determined using pricing models such as the Black-Scholes option-pricing model, using prices at the grant date and are recognized as compensation costs with a corresponding credit to shareholders' equity.

For cash-settled stock-based compensation plans, fair values are determined at each reporting date using pricing models such as the Black-Scholes option-pricing model. Periodic changes in the fair value are recognized as compensation costs with a corresponding change to current liabilities.  The fair value determined at the grant date is expensed based on a graded vesting schedule where each year of vesting is treated as a separate tranche.

Contributions to the Corporation’s stock savings plan are recorded as compensation expense as incurred.

 (k)    Foreign currency translation

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

Monetary assets and liabilities of the Corporation that are denominated in foreign currencies are translated into Canadian dollars at the period-end exchange rate, with any resulting gain or loss recorded in net earnings.

(l)      Defined benefit pension plan

The Corporation accrues for obligations under a defined benefit pension plan and the related costs, net of plan assets for employees of Mazeppa Processing Partnership.  The cost of the pension is actuarially determined using the projected unit credit method based on length of service and reflects Management’s best estimate of expected plan investment performance, salary escalation, and retirement age of employees.

(m)    Cash and cash equivalents

Cash and cash equivalents consist of cash in bank accounts, less outstanding cheques, and short term deposits.

(n)     Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of those assets until such time as the assets are substantially available for their intended use.  Qualifying assets are comprised of those significant assets that require a period greater than one year to be available for their intended use.  All other borrowing costs are expensed as incurred.

(o)     Leases

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. Finance leases are recognized as assets at the lower of the fair value of the leased property, or the present value of the minimum lease payments as determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.  Finance leases are amortized over the lease term, generally 3 to 5 years.

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership. Operating lease payments are expensed in net earnings on a straight line-basis over the term of the lease.

June 30, 2011

(p)     Inventory

The Corporation recognizes significant assets available for sale or redeployment in operations as inventory, measured at the lower of cost and net realizable value, and are presented as long-term assets.

(q)     Recent accounting pronouncements

All accounting standards effective for periods on or after January 1, 2011 have been adopted as part of the transition to IFRS.  The following new IFRS pronouncements have been issued but are not yet effective and may have an impact on the Corporation in the future:

The IASB issued IFRS 9, “Financial Instruments” as the initial phase of replacing IAS 39, “Financial Instruments: Recognition and Measurement”.  The standard revises and limits the classification and measurement models available for financial assets and liabilities to amortized cost or fair value.  Previously multiple models were available.  The Corporation is currently assessing the impact of the new standard on its consolidated interim financial statements, but does not anticipate that the adoption of the standard will have a significant impact on the Corporation’s consolidated financial statements.

The IASB issued IFRS 10, “Consolidated Financial Statements” to supersede IAS 27 “Consolidated and Separate Financial Statements” and SIC 12 “Consolidation - Special Purpose Entities”.  The standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.  The standard provides additional guidance to assist in the determination of control where this is difficult to assess.  This new standard is effective for annual periods beginning on or after January 1, 2013.  The Corporation is currently assessing the impact of the new standard on its consolidated financial statements, but does not anticipate the standard having a significant impact on the Corporation’s consolidated financial statements.

The IASB issued IFRS 11, “Joint Arrangements” to supersede IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly Controlled Entities - Non-Monetary Contributions by Venturers”.  The standard is intended to provide for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.  This new standard is effective for annual periods beginning on or after January 1, 2013.  The Corporation is currently assessing the impact of the new standard on its consolidated financial statements, but does not anticipate the standard having a significant impact on the Corporation’s consolidated financial statements.

The IASB issued IFRS 12, “Disclosure of Interests in Other Entities”.  The standard specifies disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles, and other off-balance-sheet vehicles.  This new standard is effective for annual periods beginning on or after January 1, 2013.  The Corporation is currently assessing the impact of the new standard on its consolidated financial statements, but does not anticipate the standard having a significant impact on the Corporation’s consolidated financial statements.

The IASB issued IFRS 13, “Fair Value Measurement”.  The main provisions of the standard include defining fair value, setting out in a single standard a framework for measuring fair value, and specifying certain disclosure requirements about fair value measurements.  This new standard is effective for annual periods beginning on or after January 1, 2013.  The Corporation is currently assessing the impact of the new standard on its consolidated financial statements, but does not anticipate the standard having a significant impact on the Corporation’s consolidated financial statements.

The IASB issued IAS 19, “Post-Employment Benefits”.  The provisions of the standard amend the recognition and measurement of defined pension expense, and expands disclosures for all employee benefit plans.  This new standard is effective for annual periods beginning on or after January 1, 2013.  The Corporation is currently assessing the impact of the new standard on its consolidated financial statements, but does not anticipate the standard having a significant impact on the Corporation’s consolidated financial statements.

June 30, 2011

3.           DEVELOPMENT AND PRODUCTION
	Development costs	MPP Facility	Corporate Assets	Total
Cost or deemed cost:
Balance at January 1, 2010	$1,545,269	$53,703	$12,538	$1,611,510
Additions	42,430	-	1,449	43,879
Transfer from E&E (Note 4)	47	-	-	47
Disposals	(186,490)	-	-	(186,490)
Other	60,972	-	-	60,972
Balance at December 31, 2010	$1,462,228	$53,703	$13,987	$1,529,918
Additions	14,483	-	110	14,593
Transfer from E&E (Note 4)	3,418	-	-	3,418
Disposals	(18,770)	-	-	(18,770)
Other	(32,341)	-	-	(32,341)
Balance at June 30, 2011	$1,429,018	$53,703	$14,097	$1,496,818

Accumulated depletion, depreciation and impairment losses:
Balance at January 1, 2010	$(1,636)	$-	$-	$(1,636)
Depletion and depreciation for the year	(83,767)	(2,224)	(3,043)	(89,034)
Impairment loss	(695,395)	-	-	(695,395)
Impairment reversals	-	-	-	-
Disposals	7,529	-	-	7,529
Other	-	-	-	-
Balance at December 31, 2010	$(773,269)	$(2,224)	$(3,043)	$(778,536)
Depletion and depreciation for the year	(26,087)	(1,112)	(1,575)	(28,774)
Impairment loss	-	-	-	-
Disposals	2,643	-	-	2,643
Other	61	-	-	61
Balance at June 30, 2011	$(796,652)	$(3,336)	$(4,618)	$(804,606)
Net book value:
As at January 1, 2010	$1,543,633	$53,703	$12,538	$1,609,874
As at December 31, 2010	688,959	51,479	10,944	751,382
As at June 30, 2011	$632,366	$50,367	$9,479	$692,212
(1)
Included in equipment and facilities are finance leases with a cost of $7.7 million (January 1, 2010 - $11.5 million; December 31, 2010 - $8.5 million) and accumulated depletion of $1.7 million (January 1, 2010 - $1.6 million; December 31, 2010 - $1.6 million)

During the six months ended June 30, 2011, $1.1 million (2010 - $2.6 million) was capitalized directly attributable to compensation, insurance, and other costs.  These costs were a reduction of administrative expenses for the period.

Minor property dispositions at Niton and Centron during the first quarter of 2011 resulted in total proceeds of $26.2 million, and a net gain on sale of $16.4 million.  Net gains include both development and production ($1.7 million), and exploration and evaluation ($14.9 million) components. (See Note 4 - “Exploration and Evaluation”).   There were no significant dispositions in the second quarter of 2011.

During 2010, the disposition of properties at Niton resulted in gross proceeds of $117.8 million, and a loss on sale of $2.5 million. Net losses include both development and production ($2.4 million), and exploration and evaluation ($0.1 million) components. (See Note 4 - “Exploration and Evaluation”).

Gains and losses on disposition are presented in foreign exchange and other gains (losses).

An impairment test is performed on capitalized property and equipment costs, at the CGU level, when indicators of impairment exist.   On transition to IFRS on January 1, 2010, the value of Compton’s development costs were written down by $263.9 million (see Note 20 - “Transition to IFRS”).  Throughout 2010, a further write down of $695.4 million was recorded based on the estimated recoverable amount of Compton’s assets.  The recoverable amount represents the assets value in use, under a 10% discounted cash flow.  These write downs reflect the low natural gas price environment during that time.  At June 30, 2011, no indicators of impairment were identified.  At June 30, 2010, a $72.8 million impairment was recognized, using a value in use approach at 10% discounted cash flow.

June 30, 2011

4.      EXPLORATION AND EVALUATION

Balance at January 1, 2010	$72,378
Additions	6,925
Disposals	(8,620)
Impairment / land expiries	(2,086)
Transfers to D&P (Note 3)	(47)
Balance at December 31, 2010	$68,550
Additions	1,472
Disposals	(2,126)
Impairments / land expiries	(9,617)
Transfers to D&P (Note 3)	(3,418)
Balance at June 30, 2011	$54,861

An impairment test is performed on the costs capitalized to exploration and evaluation when indicators of impairment exist.  At June 30, 2011, no indicators of impairment were identified to indicate a decline in exploration and evaluation asset carrying values.  On transition to IFRS on January 1, 2010, the value of Compton’s exploration and evaluation assets were tested for impairment and no write down was required.  Throughout 2010, a total of $2.1 million of undeveloped land expired, and were charged to exploration expense. Land expiries charged to exploration expense during the six months ended June 30, 2011 totaled $9.6 million (2010 - $0.1 million).

5.      DEBT

(a)     Credit facility
	June 30, 2011	December 31, 2010	January 1, 2010

Authorized credit facility	$150,000	$170,000	$220,000

Prime rate loans	$15,000	$-	$37,000
Bankers’ acceptance term loans	115,000	144,700	70,000
(Cash) / bank indebtedness, prime rate	(359)	2,576	1,462
Discount to maturity	(151)	(1,692)	(1,279)

Advances under the credit facility	$129,490	$145,584	$107,183

The Corporation’s outstanding bank debt at June 30, 2011, net of cash on hand of $0.4 million, was $129.6 million.   Effective June 15, 2011, Compton reached an agreement with the lenders under the credit facility to extend the term and maturity to September 22 and 23, 2011, respectively. The net borrowing base was set at $130.0 million, composed of both the working capital and production components of the credit facility. In addition, the lenders agreed to provide a $20.0 million supplemental facility for total credit capacity under the credit facility of $150.0 million.  At June 30, 2011, the Corporation had drawn $15.0 million under the supplemental facility and $115.0 million on the production facility.

Upon completion of the Recapitalization, the net borrowing base of the credit facility will be increased to $160.0 million, the supplemental facility will be rolled into the production component of the credit facility and the term and maturity will be extended to December 29 and 30, 2011, respectively. The facility is subject to re-determination of the borrowing base at this time. The borrowing base of the facilities is determined based on, among other things, the Corporation’s current reserve report, results of operations, the lenders view of the current and forecasted commodity prices and the current economic environment.

June 30, 2011

In addition to the drawn portion of the facility, at June 30, 2011, $3.1 million (December 31, 2010 - $4.3 million) of letters of credit were outstanding in favour of service providers to Compton.

Advances under the production facility bear interest at margins determined on the ratio of total consolidated debt to consolidated cash flow which are currently as follows:

Prime rate and US Base rate plus 3.75%; and

Bankers’ Acceptances rate and LIBOR rate plus 4.75%

Advances under the supplemental facility are assessed at the rates established for the production facility plus 3.0%. The effective interest rate on the facility at June 30, 2011, was 5.98% (2010 - 4.87%).

The amount that may be drawn on the facility is limited, in certain circumstances by a provision contained in the note indenture governing the Senior Term Notes (the “Notes”); the adjusted consolidated net tangible assets test (“ACNTA”).  The ACNTA calculation is made quarterly and is based upon year end reserves utilizing December 31, 2010 constant dollar prices.  At June 30, 2011, the incremental borrowings were not capped under the ACNTA (see also Note 6 - “Senior Term Notes”).

The facility is secured by a first fixed and floating charge debenture in the amount of $1.0 billion covering all the Corporation’s assets and undertakings.

(b)     Finance leases

Finance leases relate to operating equipment with lease terms ranging from 3 to 5 years. Finance leases have been recognized as assets based on the lower of the respective fair values and present value of future lease payments and any related buyout costs.  The Corporation’s obligations under finance leases are secured by the lessors’ title to the underlying property.  The fair value of the finance lease liabilities approximates the carrying amount.
	Minimum lease payments
	June 30, 2011	December 31, 2010
Not later than one year	$1,209	$1,033
Later than one year and not later than five years	447	1,680
Later than five years	-	-

Less future finance charges	(351)	$(469)

Present value of minimum lease payments	$1,305	$2,244

Current finance lease obligations	$907	$864
Long-term finance lease obligations	398	1,380

Present value of minimum lease payments(1)	$1,305	$2,244
(1)	Finance leases are included in development and production assets, and trade and other accounts payable

June 30, 2011

6.      SENIOR TERM NOTES

	June 30, 2011	December 31, 2010	January 1, 2010

US$193.5 million, 10% due September 15, 2017(1)	$186,592	$192,455	$-
US$45 million, 10% due September 15, 2011(1)	43,394	44,757	-
US$450 million, 7.625% due December 1, 2013	-	-	470,970
Unamortized transaction costs	-	-	(9,229)

Carrying value	$229,986	$237,212	$461,741
Current	$43,394	$44,757	$-
Non-current	186,592	192,455	461,741

Senior term notes	$229,986	$237,212	$461,741
(1)Arrangement transaction costs of $10.8 million have been expensed and reduce the gain recognized on the 2013 Senior Term Notes extinguishment.

On October 18, 2010, a Plan of Arrangement (the “Arrangement”) was completed resulting in the extinguishment of the US$450.0 million Notes (the “2013 Notes”) due December 1, 2013, for:

(a)	US$193.5 million 10% notes due 2017 (the “2017 Notes”);

(b)	US$45.0 million 10% notes due September 2011 (the “2011 Mandatory Convertible Notes”); and

(c)	US$184.5 million of cash, in part funded by a draw of $145.0 million from the facility.

The yield to maturity on both the 2017 Notes and the 2011 Mandatory Convertible Notes using the effective interest method are 10.00%.  The yield to maturity on the 2013 Notes was previously 8.15%.

The Senior Term Notes (the “Notes”) are unsecured and are subordinate to the Corporation’s facility.

The indenture governing the Notes limits the extent to which Compton can incur incremental debt and requires the Corporation to meet a fixed charge coverage ratio test (“Ratio”) and the ACNTA test if the Ratio test is not met.  The Ratio restricts the Corporation’s ability to incur incremental debt, and the value determined under the ACNTA test restricts the borrowings under the facility to the ACNTA calculated value.  At each quarter end, the Ratio must exceed a trailing four quarters 2.5 to 1 threshold and if the Ratio is less than 2.5 to 1, the value calculated under the ACNTA test must exceed borrowings under the facility.

At June 30, 2011, the Ratio was 2.53 to 1 (March 31, 2011 1.88 to 1), exceeding the minimum ratio requirement. As a result, the amount of incremental borrowings the Corporation may incur were not limited. The Corporation may incur up to $260.5 million under the facility and certain other permitted debt.

The Recapitalization approved subsequent to the quarter end will result in the conversion of all Notes to equity; see Note 19 - “Subsequent Event” for further detail.

7.      MPP TERM FINANCING AND NON-CONTROLLING INTEREST

MPP is a limited partnership organized under the laws of the Province of Alberta and owns certain midstream facilities, including gas plants and pipelines in southern Alberta, through which Compton processes a significant portion of its production from the area.  Compton’s interaction with MPP is governed by agreements (the “MPP Agreements”) which provide for:

(a)	Compton’s management of the midstream facility;

(b)	the payment by Compton to MPP of a base processing fee and the reimbursement of MPP’s net out-of-pocket costs;

(c)	the dedication of Compton’s production and reserves from the defined area through the facilities; and

June 30, 2011

(d)	an option granted to Compton to purchase the MPP partnership at a predetermined amount on April 30, 2014.

Compton is considered to be the primary beneficiary of MPP’s operations, although it does not have an ownership interest in the midstream facilities.  Pursuant to the IASB’s Standing Interpretation’s Committee (“SIC”) 12, Consolidation - Special Purpose Entities, the assets, liabilities, and operations of the Partnership are consolidated in these financial statements.  The equity in MPP is attributable to its third party owners and is recorded as a non-controlling interest in these consolidated financial statements, comprised of the following:

	June 30, 2011	December 31, 2010	January 1, 2010

Non-controlling interest, beginning of period	$6,535	$4,199	$59,762
Earnings attributable to non-controlling interest	3,273	2,336	3,259
Distributions to limited partner	-	-	(3,822)
MPP term financing	-	-	(55,000)

Non-controlling interest, end of period	$9,808	$6,535	$4,199

On April 30, 2009, Compton completed the renegotiation of the MPP Agreements for a further term of five years.  All agreements expire on April 30, 2014 with the exception of the agreement that dedicates Compton’s production and reserves from the defined area to the facilities which continues through April 30, 2024.  At the time of the renegotiation $55.0 million of the non-controlling interest was transferred to the MPP term financing caption in these consolidated financial statements, with a corresponding reduction in the non-controlling interest.  The MPP term financing is comprised of:

	June 30, 2011	December 31, 2010	January 1, 2010

Present value of the base processing fee	$17,005	$19,552	$24,287
Purchase option	23,801	26,588	27,800
Unamortized transaction costs	(440)	(520)	(679)

MPP term financing	$40,366	$45,620	$51,408

The base processing fee component of the MPP term financing is accounted for as an amortizing obligation paid in full over its term to April 30, 2014, through a monthly principal and interest payment totaling $0.8 million per month. The effective rate of interest is 11.64% per annum.

In these consolidated financial statements, the MPP net out-of-pocket costs are included in operating expense, the interest component of the base processing fee is included in interest and financing charges expense and the principal component of the base processing fee is recorded as a reduction in the MPP term financing liability.

The purchase option represents the pre-determined price at which Compton may, at its discretion, purchase the MPP partnership on April 30, 2014.  If Compton does not exercise this purchase option it may renew the MPP Agreements with terms and conditions to be negotiated at that time, or enter into an arrangement with the owners of the MPP facilities to process natural gas for Compton at a fee to be determined at that time.

The MPP Agreements prescribe minimum throughput volumes and dedicated reserves which, if not exceeded, may require a buy-down of the purchase option.  The minimum throughput volume of 61.51 mmcf/d is an average of the throughput volume of the preceding two consecutive calendar quarters.  The prepayment amount is $400,000 per 1.0 mmcf/d of shortfall.  Each prepayment of the purchase option will cause the minimum throughput volume to be adjusted downward to the average throughput volume of the preceding two consecutive calendar quarters.  In the event that the estimated dedicated reserves, as projected at April 30, 2014, are less than 200 BCF or have a discounted reserve value of less than $250 million using a 10% discount rate, the prepayment amount is the greater of $108,000 per $1 million of reserve value shortfall and $135,000 per 1.0 BCF of the reserves shortfall.

June 30, 2011

As of June 30, 2011, the threshold throughput volume was reduced to 56.0 mmcf/d.  The cumulative prepayment of the purchase option since the renewal of the MPP Agreements in April 2009 is $4.00 million, including $2.79 million in 2011. The prepayments have reduced the amount of the MPP term financing liability.  Subsequent to quarter end, a payment of $0.61 million was made for the period ending June 30, 2011.

Dedicated reserves at December 31, 2010 did not exceed the minimum reserve test threshold as verified by a third party, resulting in a $5.5 million payment.  The reserve test fee was paid subsequent to the quarter, and will reduce the outstanding purchase option upon payment.

8.      CAPITAL STRUCTURE

The Corporation’s capital structure is comprised of working capital, long-term debt, and shareholders’ equity.  The Corporation’s objectives when managing its capital structure are to:

(a)	ensure the Corporation can meet its financial obligations;

(b)	retain an appropriate level of leverage relative to the risk of Compton’s underlying assets; and

(c)	finance internally generated growth and potential acquisitions.

Compton manages its capital structure based on changes in economic conditions and the Corporation’s planned capital requirements.  Compton has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by altering debt levels or issuing equity.

The Corporation monitors its capital structure and financing requirements using non-GAAP measures consisting of total net debt to capitalization and total net debt to “Adjusted EBITDA”.  Adjusted EBITDA is defined as net earnings before interest and finance charges, income taxes, depletion and depreciation, accretion of decommissioning liabilities, unrealized foreign exchange and other gains (losses), unrealized risk management gains (losses) and other non-recurring expenses.

Compton targets a total net debt to capitalization ratio of between 40% and 50% calculated as follows:

	June 30, 2011	December 31, 2010	January 1, 2010

Working capital (surplus) deficiency(1)	$18,541	$23,428	$16,233
Credit facility(2)	129,490	145,584	107,183
MPP term financing(3)	40,366	45,620	51,408
Senior term notes(4)	229,986	237,212	461,741
Total net debt	418,383	451,844	636,565
Total shareholders’ equity	182,275	187,198	721,746

Total capitalization	$600,658	$639,042	$1,358,311

Total net debt to capitalization ratio	69.7%	70.7%	46.9%
(1)Adjusted working capital excludes risk management, current MPP term financing and the credit facility
(2)Includes unamortized transaction costs of $nil (December 31, 2010 - $1,692; January 1, 2010 - $1,279)
(3)Includes unamortized financing fees of $440 (December 31, 2010 - $520; January 1, 2010 - $679)
(4)Includes unamortized original issue discount and related transaction costs of $nil (December 31, 2010 - $nil; January 1, 2010 - $9,229)

At June 30, 2011, the Corporation exceeded the targeted net debt to capitalization ratio, as well as the net debt to adjusted EBITDA target.  Shareholder equity was reduced as part of the transition to IFRS and the resulting adjustments recorded during 2010 negatively impacted net loss and deficit.  These adjustments are disclosed in more detail in Note 20 - “Transition to IFRS”.

June 30, 2011

In the first quarter of 2011, property sales for gross proceeds of $26.2 million were used to repay a portion of the facility with the balance applied to working capital.

In 2010, the final 1.25% component of an overriding royalty interest (totaling 5%) was sold for gross proceeds of $23.8 million, which along with sale proceeds of $150.2 million from property dispositions were applied to reduce the facility.  In addition, the completion of the Arrangement in respect of the Notes further reduced Compton’s net debt position; see Note 6 - “Senior Term Notes”.

Compton targets a total net debt to Adjusted EBITDA of 2.5 to 3.0 times.  At June 30, 2011, total net debt to Adjusted EBITDA was 4.6x (December 31, 2010 - 4.0x) calculated on a trailing 12 month basis as follows:

	June 30, 2011		December 31, 2010

Total net debt	$418,383		$451,844

12 months ended	June 30, 2011		December 31, 2010

Net loss	$(481,805)		$(539,961)
Add (deduct)
Interest and finance charges	41,029		50,288
Income taxes	(158,960)		(179,272)
Depletion and depreciation	73,116		89,415
Accretion of decommissioning liabilities	4,805		4,504
Unrealized foreign exchange (gains) losses	(18,511)		(4,842)
Unrealized risk management (gains) losses	6,861		(9,151)
Gain on sale of assets	(15,034)		-
Other expenses	5,039		5,039
Exploration and evaluation	11,577		2,086
Impairment	622,351		695,395

Adjusted EBITDA	$90,468		$113,501

Total net debt to adjusted EBITDA	4.6	x	4.0	x

Low natural gas prices over the past two years have affected the Corporation’s Adjusted EBITDA.  As a result, Compton’s total net debt to Adjusted EBITDA at June 30, 2011, is greater than the internal targeted ratio of 2.5 to 3.0 times.  The Corporation has taken significant steps to reduce its overall debt to achieve its internal targets. The completion of the Recapitalization will provide further alignment with the established targets.

Compton is subject to certain covenants relating to its facility and Notes.  At June 30, 2011, the Corporation was in compliance with all the covenants of the facility and Notes, except is restricted as to the amount of incremental borrowing (see Note 6 - “Senior Term Notes”).

Subsequent to the quarter, Management is in the process of reviewing its capital metrics to evaluate the impact of the revised debt and equity structure of the Corporation following the Recapitalization; for details of the Recapitalization see Note 19 - “Subsequent Event”.

9.      PROVISIONS

(a)     Decommissioning liabilities

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the liabilities associated with the decommissioning of oil and natural gas assets:

June 30, 2011

	June 30, 2011	December 31, 2010

Decommissioning liabilities, beginning of period	$184,424	$125,105
Liabilities incurred	1,212	4,754
Liabilities settled and disposed	(8,576)	(10,911)
Accretion expense	2,587	4,504
Revision of estimate	(31,851)	60,972

Decommissioning liabilities, end of period	$147,796	$184,424

The total undiscounted amount of estimated cash flows required to settle the liabilities, net of salvage, at June 30, 2011 was $164.1 million (December 31, 2010 - $234.3 million, January 1, 2010 - $139.0 million).   Salvage values included in determining the undiscounted cash flows were $105.6 at June 30, 2011 (December 31, 2010 - $108.5 million, January 1, 2010 - $135.5 million).  The decommissioning liability has been determined without inclusion of the salvage values, and discounted using a risk free rate ranging from 2.3% to 3.6% (December 31, 2010 - 2.4% to 3.5%, January 1, 2010 - 2.8% to 4.1%) depending on the reserve life.    Due to the Corporation’s long reserve life, the majority of these liabilities are not expected to be settled until well into the future.  Settlements are expected to be funded from general Corporation resources at the time of decommissioning and removal.

(b)     Lease surrender obligations

Included in provisions at the time of transition to IFRS was $13.9 million related to the surrender of unused office space.  The lease was determined by management to be an onerous contract, and the provision included in these financial statements reflects the present value of estimated net cash flows to the end of the original lease term.  The provision for unused office space was settled in Q3 2010.

10.    SHARE CAPITAL

(a)     Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

(b)     Issued, outstanding and fully paid

	Number of Shares	Amount

Common shares outstanding,
January 1, 2010	263,660	$416,425
Shares issued under stock option plan	6	8

Common shares outstanding,
December 31, 2010	263,666	$416,433
Shares issued under stock option plan	-	-

Common shares outstanding,
June 30, 2011	263,666	$416,433

(c)    Share purchase warrants

Each share purchase warrant entitles the holder to acquire one additional common share at a price of $1.55 at any time prior to October 5, 2011.  A fair value of $0.10 was ascribed to each warrant ($13.8 million in total) and recorded as equity, reducing the carrying value of shares issued under the October 5, 2009 public offering.  The fair value of the warrants was determined using the modified Black-Scholes option pricing model and assumes an expected volatility of approximately 55%, a risk free rate of return of 1.25% and a weighted average life of two years.  At June 30, 2011, none of the issued warrants had been exercised.

June 30, 2011

(d)     Mandatory convertible notes

The Corporation has issued mandatory convertible notes as described in Note 6 - “Senior Term Notes”.  These mandatory convertible notes are convertible, in whole or in part, into common shares of the Corporation at the option of the Corporation if not redeemed for cash prior to maturity.   See Note 11 - “Per Share Amounts”. With the completion of the Recapitalization, these notes will be converted into equity (see Note 19 - “Subsequent Event”).

(e)     Shareholder rights plan

The Corporation has a shareholder rights plan (the “Plan”) to ensure all shareholders are treated fairly in the event of a take-over offer or other acquisition of control of the Corporation.

Pursuant to the Plan, the Board of Directors authorized and declared the distribution of one Right in respect of each common share outstanding.  In the event that an acquisition of 20% or more of the Corporation’s shares is completed and the acquisition is not a permitted bid, as defined by the Plan, each Right will permit the holder, other than holders not in compliance with the Plan, to acquire a common share at a 50% discount to the market price at that time.

The Recapitalization approved subsequent to the quarter end will result in the issuance of shares on the conversion of the Notes and through a backstopped Rights Offering, as well as the consolidation of all outstanding common shares on a 200:1 basis; see Note 19 - “Subsequent Event” for further discussion.

11.    PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating net loss per common share:

	three months ended, June 30,		six months ended June 30,
	2011	2010	2011	2010

Weighted average common shares outstanding - basic	263,666	263,666	263,666	263,663
Effect of mandatory convertible notes	375,000	-	375,000	-
Effect of stock options and warrants	-	34	-	112

Weighted average common shares outstanding - diluted	638,666	263,700	638,666	263,775

In calculating diluted loss per common share for the six months ended June 30, 2011, the Corporation excluded 838,396 options (2010 - 15,297,775) and 138,000,000 share purchase warrants (2010 - 138,000,000) as the exercise price was greater than the average market price of its common shares in these periods.

12.    SHARE BASED COMPENSATION PLANS

(a)     Stock option plan and employee long term incentive

The Corporation has a stock option plan for employees, including officers and directors.  The exercise price of each option approximated the market price for the common shares on the date the option was granted.  Options granted under the plan before June 1, 2003 are fully exercisable and will expire ten years after the grant date.  Options granted under the plan after May 31, 2003 and before October 12, 2009 are generally fully exercisable after four years and expire five years after the grant date.  Options granted under the plan after October 11, 2009, are generally fully exercisable after three years and expire five years after the grant date.

June 30, 2011

In conjunction with the Recapitalization, substantially all of the employees, officers and directors voluntarily surrendered their stock options. The Corporation may, at some point in the future as determined by the compensation committee of the Board of Directors, issue new stock options.  These have been presented as forfeitures in the tables below.  Subsequent to the quarter end, and in conjunction with the Recapitalization (see Note 19 - “Subsequent Event”) the remaining options will be consolidated on the same basis as common shares.

In 2011, the Corporation implemented a fixed value long term incentive award for employees to replace of the historical stock option plan.  The fixed awards vest over 3 years, and are payable in cash or common shares at the discretion of Management.

The following tables summarize the information relating to stock options:

	June 30, 2011		December 31, 2010
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price

Outstanding, beginning of period	15,040	$2.50	10,750	$4.66
Granted	12	$0.28	7,851	$0.97
Exercised	-	$-	(6)	$0.86
Expired	(786)	$12.87	(2,073)	$3.53
Forfeited	(13,428)	$1.85	(1,482)	$8.83

Outstanding, end of period	838	$3.15	15,040	$2.50

Exercisable, end of period	607	$3.77	4,378	$5.52

The range of exercise prices of stock options outstanding and exercisable at June 30, 2011 is as follows:

Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number options outstanding	Weighted average exercise price

$0.01 - $1.00	288	3.5	$0.96	151	$0.97
$1.01 - $3.00	205	3.1	$1.16	123	$1.15
$3.01 - $5.00	231	0.5	$3.98	231	$3.98
$5.01 - $12.86	114	1.3	$10.53	102	$10.57
	838	2.3	$3.15	607	$3.77

(b)     Share purchase plan

The Corporation offers a share purchase plan to all of its employees.  This program enables employees to receive corporate contributions, in the form of Compton Petroleum Corporation common shares, at a matched percentage to individual contributions (subject to a maximum).  The corporate contributions vest to the employee immediately, and are made with each payroll deposit.

June 30, 2011

 (c)    Restricted share unit plan

In 2008, the Corporation implemented a Restricted Share Unit Plan (“RSU” or “the RSU Plan”) for employees, officers and directors.  At June 30, 2011, all RSUs issued under the RSU Plan were fully settled, and the program discontinued.  At December 31, 2010, a liability of $1.0 million was included in accounts payable related to the RSU Plan.

(d)     Deferred share unit plan

In 2011, the Corporation implemented a Deferred Share Unit Plan (“DSU” or “the DSU Plan”) for directors.  The purpose of the DSU Plan is to attract and retain qualified, high caliber and talented individuals to serve as members of the Board and to promote a greater alignment of interests between independent members of the Board and the shareholders of the Corporation.  At June 30, 2011 at total of 728,814 DSUs have been issued to directors, at a price of $0.295 per unit.  DSU awards vest immediately, and are expensed in the current period.  Awards are payable upon cessation of each directors role in cash or in common shares at the discretion of Management.  A maximum of 1,875,000 common shares have been authorized by the Board of Directors for settlement of DSU awards outstanding.

(e)     Retention share plan

In 2011, the Corporation implemented a Retention Share Plan (“Retention Shares” or “the Retention Plan”) for executives.  The Retention plan was put in place following the revision of compensation arrangements with the executive.  The Retention Plan provides for fixed awards to executives totaling $1.5 million, payable equally over a 3 year term.   Awards are payable to a maximum of 50% in common shares, and minimum 50% in cash at the discretion of Management.  A maximum of 1,924,992 common shares have been authorized by the Board of Directors for settlement of Retention Share awards.

(f)	Share based compensation expense

The following table presents amounts charged to share based compensation expense:

	three months ended June 30,		six months ended June 30,
	2011	2010	2011	2010

Stock option plan	$(979)	$804	$(1,421)	$1,513
Employee long term incentive	331	-	331	-
Deferred share unit plan	215	-	215	-
Retention share plan	266	-	266	-
Share purchase plan	235	267	418	551

	$68	$1,071	$(191)	$2,064

June 30, 2011

13.    INTEREST AND FINANCE CHARGES

During the year, the following financing charges were expensed through net earnings:

	three months ended June 30,		six months ended June 30,
	2011	2010	2011	2010

Interest on senior term notes	$5,770	$9,267	$11,513	$18,644
Interest on credit facility	2,074	1,326	4,211	2,678
Interest on capital lease obligations	20	865	47	1,148
Other interest and finance charges	1,445	2,285	3,095	5,655
	$9,309	$13,743	$18,866	$28,125

During the six months ended June 30, 2011, no borrowing costs were capitalized (2010 - $nil) as a result of capital projects currently in process.

Other finance charges include bank service charges and fees as well as other miscellaneous interest revenue and expenses.

14.    FOREIGN EXCHANGE AND OTHER (GAINS) LOSSES

	three months ended June 30,		six months ended June 30,
	2011	2010	2011	2010

Foreign exchange on translation of US$ debt	$(1,963)	$20,250	$(7,369)	$6,300
(Gain)/loss on disposition of assets	1,334	2,540	(15,034)	2,540
Other	130	197	156	(1,923)

Foreign exchange and other (gains) losses	$(499)	$22,987	$(22,247)	$6,917

15.    RISK MANAGEMENT

At June 30, 2011, the Corporation’s financial assets and liabilities consist of cash, trade and other accounts receivable, trade and other accounts payable, credit facility, senior term notes, risk management assets and liabilities relating to the use of derivative financial instruments and MPP term financing.

The following summarizes a) fair value of financial assets and liabilities, b) risk management assets and liabilities, c) risk management gains and losses and d) risk associated with financial assets and liabilities.

June 30, 2011

(a)     Fair value of financial assets and liabilities

The carrying amount and fair value of financial assets and liabilities were as follows:
	June 30, 2011		December 31, 2010		January 1, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Fair value through profit or loss
Risk management(1)	$3,239	$3,239	$8,041	$8,041	$198	$198
Loans and receivables
Accounts receivable	20,204	20,204	29,515	29,515	37,389	37,389

Financial liabilities
Fair value through profit or loss
Risk management(1)	$1,602	$1,602	$116	$116	$1,425	$1,425
Financial liabilities measured at amortized cost
Accounts payable	48,398	48,398	57,755	57,755	67,609	67,609
Credit facility	129,490	129,641	145,584	147,276	107,183	108,462
MPP term financing(1)	40,366	40,806	45,620	46,140	51,408	52,087
Senior term notes	229,986	177,973	237,212	202,810	461,741	362,647
(1)              Includes current and long term

Financial instruments of the Corporation carried on the consolidated interim balance sheets are carried at amortized cost with the exception of financial derivative instruments, which are carried at fair value. The Corporation classifies the fair value of these transactions according to the following hierarchy.

•	Level 1 - quoted prices in active markets for identical financial instruments.

•
Level 2 - quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant and significant value drivers are observable in active markets.

•	Level 3 - valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Corporation’s financial derivative instruments have been assessed on the fair value hierarchy described above and classified Level 2.

The carrying amount of cash, trade and other accounts receivable, other current assets, and trade and other accounts payable approximate fair value due to the short term nature of these instruments and variable rates of interest.  The facility and MPP term financing fair values approximate their carrying value, without the effect of amounts being amortized for accounting purposes.  The Notes trade in the US and the estimated fair value was determined using quoted market prices.  Risk management assets and liabilities are recorded at their estimated fair value based on the mark to market method of accounting, using quoted market prices, third-party indicators and forecasts.  Management also considers credit risk exposure on all assets and liabilities, and adjusts fair values where appropriate.

June 30, 2011

The following table reconciles the changes in the fair value of financial instruments outstanding. Changes in fair value are the result of comparing external counterparty information, which is compared to observable market data.

Risk management	June 30, 2011	December 31, 2010

Balance, beginning of period	$7,925	$(1,227)
Unrealized gain (loss) on financial instruments:
Commodity collars	(6,476)	9,146
Electricity swaps	494	59
Foreign exchange forwards	(306)	(53)
Fair value, end of period	$1,637	$7,925

Total fair value consists of the following:
Fair value - current portion, net	$3,239	$7,925
Fair value - long-term portion, net	(1,602)	-
Total fair value, end of period	$1,637	$7,925

(b)     Risk management assets and liabilities

         (i)      Net risk management positions

Risk management assets and liabilities relate to unrealized gains and losses associated with commodity price risk management and foreign currency risk management and are classified on the balance sheet as follows:

	June 30, 2011	December 31, 2010	January 1, 2010
Risk management asset
Current asset	$3,239	$8,041	$198
Risk management liability
Current liability	-	(116)	(94)
Non-current liability	(1,602)	-	(1,331)

Net risk management asset (liability)	$1,637	$7,925	$(1,227)

June 30, 2011

(ii)         Net fair value of commodity positions

On June 30, 2011, the Corporation had the following commodity contracts in place, expressed in Canadian dollars unless otherwise noted:
Commodity	Term	Volume	Average Price	Mark-to- Market Gain (Loss)
Commodity

Natural Gas
Collar	Jul./09 - Oct./11	10,000 GJ/d	$4.50 - $7.00/GJ	$1,082
US$ Swap	Apr./11 - Oct./11	15,000 MMBtu/d	$4.64 / MMBtu	446
US$ Basis	Apr./11 - Oct./11	15,000 MMBtu/d	($0.64) / MMBtu	(393)
Swap	Jul./11 - Dec./11	10,000 GJ/d	$5.00 / GJ	2,406
US$ Swap	Jul./11 - Dec./12	10,000 MMBtu/d	$4.65 / MMBtu	2,523

Oil
US$ Option	Jan./12 - Dec./12	1,000 Bbl/d	$100.00 / Bbl	(3,896)
US$ Option	Jul./11 - Dec./11	1,000 Bbl/d	$101.60 / Bbl	(604)

Electricity
Swap	Jan./10 - Dec./11	84 MWh/d	$50.74/MWh	432

Currency
US$ Swap	Sept. 15, 2011	$9.7 million	$1.00 CDN	(359)

Total unrealized commodity gain (loss)				$1,637

(c)     Risk management gains and losses

       Risk management gains and losses recognized in net loss during the period relating to commodity prices and foreign currency transactions are summarized below:

Six months ended June 30	Commodity Contracts	Foreign Currency	2011 Total	2010 Total

Unrealized change in fair value	$5,981	$306	$6,287	$(9,725)
Realized cash settlements	(7,094)	-	(7,094)	(4,220)

Total (gain) loss	$(1,113)	$306	$(807)	$(13,945)

Three months ended June 30	Commodity Contracts	Foreign Currency	2011 Total	2010 Total

Unrealized change in fair value	$(148)	$102	$(46)	$5,251
Realized cash settlements	(3,690)	-	(3,690)	(4,213)

Total (gain) loss	$(3,838)	$102	$(3,736)	$1,038

The gains and losses realized during the year on the electricity contract are included in operating expenses.

June 30, 2011

(d)     Risk associated with financial assets and liabilities

The Corporation is exposed to financial risks arising from its financial assets and liabilities which fluctuate in value due to movements in market prices and is comprised of the following:

(i)      Market risk

Market risk is the risk that the fair value or future cash flows from financial assets or liabilities will fluctuate due to movements in market prices and is comprised of the following:

—      Commodity price risk

The Corporation is exposed to commodity price movements as part of its normal oil and gas operations.  Under guidelines established and approved by the Board of Directors, Compton enters into economic hedge transactions relating to crude oil, natural gas and electricity prices to mitigate volatility in commodity prices and the resulting impact on cash flows.  The contracts entered into are forward transactions providing the Corporation with a range of prices on the commodities sold.  Prices are marked to industry benchmarks specifically to AECO and Henry Hub monthly prices for gas contracts, WTI Nymex for crude oil contracts and AESO for electricity contracts.  Prices are valued in Canadian and United States dollars unless otherwise disclosed.  The Corporation does not use derivative contracts for speculative purposes.

With respect to AECO settled commodity contracts in place at June 30, 2011, an increase of $0.25/mcf in the price of natural gas, holding all other variables constant, would have reduced the fair value of the derivative financial instrument and decreased before tax earnings by approximately $2.1 million (2010 - $2.1 million).  A similar decline in commodity prices would have had the opposite impact.

An increase of US$0.25/MMBtu in the price of NYMEX gas settled contracts, holding all other variables constant, would have reduced the fair value of the derivative financial instrument and decreased before tax earnings by approximately 0.9 million (2010 - N/A).  A similar decline in commodity prices would have had the opposite impact.

An increase of US$0.25/bbl in the price of crude oil, holding all other variables constant, would have reduced the fair value of the derivative financial instrument and decreased before tax earnings by approximately $0.3 million (2010 - N/A).  A similar decline in commodity prices would have had the opposite impact.

—      Foreign exchange rate risk

The Corporation is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar.  Crude oil and to a certain extent natural gas prices are based upon reference prices denominated in US dollars, while the majority of the Corporation’s expenses are denominated in Canadian dollars.  To mitigate the exposure to the fluctuating Canada/US exchange rate the Corporation maintains a mix of US and Canadian dollar denominated debt.  In addition, when appropriate, Compton enters into agreements to fix the exchange rate of Canadian dollars to US dollars to manage the risk.

At June 30, 2011, with respect to the Corporation’s Notes, a $0.01 change in the US$/Cdn$ exchange rate would impact the value of the Notes by $2.3 million (2010 - $4.5 million) and increase or decrease before tax earnings by $2.4 million (2010 - $4.7 million).

With respect to foreign exchange forward contracts in place at June 30, 2011, an increase of $0.01 in the US$/Cdn$ exchange rate, holding all other variables constant, would have increased the fair value of the financial instrument and positively impacted before tax earnings by approximately $0.1 million (2010 - N/A).  A similar decline in foreign exchange rate would have had the opposite impact.

June 30, 2011

—       Interest rate risk

The Corporation is exposed to interest rate risk principally associated with borrowings.  Floating rates, associated with bank debt, expose the Corporation to short-term movements in interest rates.  Fixed rates, associated with senior term notes, introduce risk at the time of maturity if replacement bonds are issued.

The Corporation partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.  Entering into interest rate swap transactions, when deemed appropriate is another means of managing the fixed/floating rate debt portfolio mix.

The Corporation’s cash flows are impacted by changes in interest rates on the floating rate bank debt.  At June 30, 2011 a 100bps change in interest rates would have impacted before tax earnings by $1.4 million (2010 - $0.5 million) assuming the change in interest rates occurred at the beginning of the year.

(ii)     Credit risk

The Corporation is exposed to credit risk, which is the risk that a counterparty will fail to perform an obligation or settle a liability, resulting in a financial loss to the Corporation.

A significant portion of Compton’s trade and other accounts receivable and other current asset balances are with entities in the oil and gas industry and subject to normal industry credit risks.  The allowance for doubtful accounts is less than 4% of total balances and relates to receivables acquired through corporate acquisitions and unresolved differences with partners.  Substantially all of the receivable balances at June 30, 2011 were current.

In-the-money derivative financial instrument contracts are with investment grade Canadian and US financial institutions that are also members of the Corporation’s banking syndicate.  At June 30, 2011, three financial institutions held all of the outstanding financial instrument contracts.

The Corporation regularly assesses the financial strength of its marketing customers and limits the total exposure to individual counterparties based on management determined criteria.  As well, a number of contracts contain provisions that allow Compton to demand the posting of collateral in the event of a downgrade to a non-investment grade credit rating.

The maximum credit risk exposure associated with the Corporation’s financial assets is the carrying amount.

(iii)   Liquidity risk

Compton is exposed to liquidity risk, which is the risk that the Corporation will be unable to generate or obtain sufficient cash to meet its commitments as they come due.  Mitigation of this risk is achieved through the active management of cash and debt requirements over the next 12 months.  In managing liquidity risk, in addition to cash flow generated from operating activities, the Corporation has funds available under its credit facility.  The credit facility provides for accommodations by way of prime loan, bankers’ acceptance, US base rate loan or LIBOR loan.  Canadian and US direct advances bear interest at the bank’s prime lending rate plus applicable margins.  Amounts drawn through bankers’ acceptance or LIBOR loans bear interest at the market rate for these products plus a stamping fee based on the Corporation’s debt to trailing cash flow ratio.  Effective June 15, 2011, the Corporation renewed the existing credit facility to September 22, 2011 under conditions outlined in Note 5a - “Debt”.  Compton believes it has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by issuing new debt or equity to maintain liquidity.  See also Note 18 - “Commitments and Contingent Liabilities” and Note 19 - “Subsequent Event” for additional disclosures.

June 30, 2011

16.    ROYALTIES

Revenue recognized in net earnings is reduced by crown and freehold royalties.  The Corporation’s total royalty expense for the six months ended June 30, 2011 was $20.6 million (2010 - $28.9 million).

	three months ended June 30,		six months ended June 30,
	2011	2010	2011	2010

Crown	$5,249	$6,349	$10,211	$14,185
Freehold	1,760	2,176	3,850	4,821
Offset to revenue	7,009	8,525	14,061	19,006

Overriding royalty	1,926	2,783	3,781	5,488
Other royalties	497	881	1,009	2,043
Freehold mineral taxes	30	102	1,714	2,319
Royalty obligations expense	2,453	3,766	6,504	9,850

Total royalties	$9,462	$12,291	$20,565	$28,856

17.    OTHER ASSETS

	June 30, 2011	December 31, 2010	January 1, 2010

Prepaid expenses	$7,182	$1,602	$538
Marketable securities	-	-	3,830
Deposits	2,471	3,210	9,919
Other current assets	9,653	4,812	14,287

Inventory(1)	2,152	2,175	2,175
Pension asset	470	470	344
Other	(25)	(25)	(25)
Other long term assets	$2,597	$2,620	$2,494
(1)      Presented net of allowance of $1.5 million, to adjust to realizable value

18.    COMMITMENTS AND CONTINGENT LIABILITIES

(a)     Commitments

The Corporation has committed to certain payments over the next five years, as follows:

	2011	2012	2013	2014	2015	Thereafter

Credit facility	$130,000	$-	$-	$-	$-	$-
Senior term notes	43,394	-	-	-	-	186,592
MPP term financing(1)	10,896	9,592	9,592	20,898	-	-
Accounts payable	48,398	-	-	-	-	-
Finance leases	179	1,030	224	224	-	-
Office facilities	947	1,938	2,001	2,001	2,046	5,449

	$233,814	$12,560	$11,817	$23,123	$2,046	$192,041
(1)      Represents monthly fixed base fee payments; The 2011 amount includes purchase option repayments of $7.7 million

Following the current extension period expiring in September 2011, Compton intends to renew its credit facility. Therefore repayment is not expected to occur, although has been included in the schedule of commitments consistent with its current term. Additional detail regarding the extension and renewal of the facility is found in Note 19 - ‘Subsequent Event’.

June 30, 2011

The 2011 Mandatory Convertible Notes have been reflected above should they be repaid in cash.  Upon completion of the Recapitalization, these notes will be converted to equity with no impact on cash.

Payments to MPP relate to payments made pursuant to a processing agreement between the Corporation and MPP which, together with associated management and option agreements, expire on April 30, 2014.  Included in the 2011 amounts are prepayments of the purchase option of $7.7 million.

Commitments on finance leases relate to arrangements on certain production facilities (see Note 5b - “Finance Leases”), and include monthly rental payments as well as the buyout option at the end of the lease term.  It is the Corporation’s intention to purchase these assets as they come due.

The Corporation has an overriding royalty (“ORR”) obligation of 5.0% to a third party.  The ORR represents a commitment of the Corporation’s future gross production revenue, less certain transportation costs and marketing fees, on the existing land base as at September 26, 2009.

(b)	Legal proceedings

The Corporation is involved in various legal claims associated with normal operations.  In Management’s opinion it has accrued adequate amounts based on its assessment of probability for these claims, and although unresolved at the current time, are not significant and are not expected to have a material impact on the financial position or results of operations of the Corporation.

19.   SUBSEQUENT EVENT

On June 6, 2011, Compton announced the Recapitalization composed of the following key elements:

•	Conversion of US$193.5 million of Compton Finance 10% Senior Notes due 2017 and US$46.8 million of Compton Finance 10% Mandatory Convertible Notes due September 2011 into equity; and

•
Addition of approximately $50.0 million of new equity raised by way of a backstopped Rights Offering (the “Rights Offering”), which will be applied to further reduce debt.  It is anticipated that the Rights Offering will conclude on or about September 27, 2011.

On July 25, 2011, the Corporation received shareholder and noteholder approval for the Recapitalization, which included the following resolutions:

•	to consolidate its issued and outstanding Common Shares on the basis of one (1) new Common Share for every two hundred (200) Common Shares;

•	to issue Common Shares, Rights, Backstop Rights and Cashless Warrants to the holders of the Notes under the Recapitalization; and

•	to approve a reduction of the stated capital account maintained for the Common Shares.

Under an optional transitional election included in IFRS 1 D(8) - “Deemed Cost - event driven fair value measurement”, the Recapitalization could result in the Corporation’s petroleum and natural gas assets being remeasured at their transactional value.  This may result in a further impairment write-down of both development and production, and exploration and evaluation assets under an optional IFRS election.

Completion of the Recapitalization is expected to substantially improve financial strength and reduce financial risk for the Corporation. The conversion of Notes to equity retires approximately $274.3 million of debt, including the Mandatory Convertible Notes due in September 2011 and the Senior Notes due in 2017.  In addition, the Rights Offering will be applied to Compton’s Credit facility in the amount of the net proceeds, after deducting costs incurred in completing the Recapitalization. Post Recapitalization, the Corporation’s net debt will be composed of the Credit facility and the MPP term financing.

June 30, 2011

Detailed information pertaining to the Recapitalization are described  in detail in the joint management proxy circular of Compton and Compton Finance dated June 24, 2011 and the Short Form Prospectus dated August 10, 2011.

20.   TRANSITION TO IFRS

The Corporation’s consolidated interim financial statements for the six months ended June 30, 2011 are the first consolidated interim financial statements under IFRS and prepared in accordance with IAS 34 and IFRS 1, and as such include the application of IFRS 1 “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”).

IFRS 1 requires all first-time adopters to retrospectively apply all effective IFRS standards as of the transition date of January 1, 2010.  However, it also provides certain optional exemptions and certain mandatory exceptions for first time IFRS adopters.

The Corporation has taken the following key optional exemptions upon transition to IFRS:

Deemed cost election for petroleum and natural gas assets

Under IFRS 1, the Corporation was allowed and elected to deem the value of its petroleum and natural gas assets, at the date of transition, based on the historical cost under Previous GAAP.

Decommissioning liabilities included in the cost of development and production

Under Previous GAAP, decommissioning liabilities were discounted at a credit adjusted risk free rate.  Under IFRS the estimated cash flow to abandon and remediate the wells and fields has been risk adjusted; therefore the provision recognized on the balance sheet has been discounted at a risk free rate.

Business combinations

Compton has entered into business combinations before the date of transition of January 1, 2010. Compton has not elected to adopt IFRS 3 “Business Combinations” retrospectively.  As a result, the classification of acquisitions under Previous GAAP will remain the same with no change in the recognition of assets and liabilities, excluding goodwill.

Reconciliations of Previous GAAP to IFRS

IFRS 1 requires an entity to reconcile balance sheets, equity, net earnings, comprehensive income and cash flows for prior periods. The following reconciliations present the adjustments made to the Corporation’s previously reported financial results in compliance with IFRS 1.  Reconciliations include the consolidated balance sheet as at June 30, 2010, and consolidated statements of operation and comprehensive loss for the three and six months ended June 30, 2010 and equity for the six months ended June 30, 2010.  Full transitional disclosures under IFRS 1 were provided in the Corporation’s first interim financial statements for the three months ended March 31, 2011.

The Corporation’s first time adoption of IFRS did not have a significant impact on the total operating, investing or financing cash flows.

June 30, 2011

Balance Sheet As at June 30, 2010
	Notes		Previous GAAP	Effect of transition to IFRS	IFRS
CURRENT ASSETS
Cash			$33,560	$-	$33,560
Trade and other accounts receivable			42,647	-	42,647
Risk management			8,032	-	8,032
Other assets			5,026	-	5,026
			89,265	-	89,265

Development and production	[b, c, d, e, h, j	]	1,756,705	(382,019)	1,374,686
Exploration and evaluation	[c	]	-	70,952	70,952
Risk management			488	-	488
Other assets	[d	]	744	1,815	2,559

TOTAL ASSETS			$1,847,202	$(309,252)	$1,537,950

CURRENT LIABILITIES
Trade and other accounts payable	[h	]	$62,887	$4,503	$67,390
Risk management			-	-	-
Credit facility			-	-	-
Senior term notes			-	-	-
MPP term financing			5,006	-	5,006
Deferred income taxes	[a	]	2,410	(2,410)	-
			70,303	2,093	72,396

Risk management			21	-	21
Senior term notes			469,061	-	469,061
MPP term financing			43,790	-	43,790
Provisions	[e	]	40,657	91,570	132,227
Deferred income taxes	[a	]	260,258	(98,516)	161,742

TOTAL LIABILITIES			884,090	(4,853)	879,237

NON-CONTROLLING INTEREST	[f	]	4,942	(4,942)	-

EQUITY
Capital stock	[k	]	386,714	29,719	416,433
Share purchase warrants			13,800	-	13,800
Other reserves	[i	]	37,326	1,227	38,553
Non-controlling interest	[f	]	-	5,296	5,296
Retained earnings	[a, b, d, h, i	]	520,330	(335,699)	184,631
TOTAL EQUITY			958,170	(299,457)	658,713

TOTAL LIABILITIES and EQUITY			$1,847,202	$(309,252)	$1,537,950

June 30, 2011

Reconciliation of Equity

	Notes		As at June 30, 2010
TOTAL EQUITY UNDER PREVIOUS GAAP			$958,170

Recognition of impairment write-downs, depletion, and disposition adjustments	[b, c, j	]	$(321,005)

Revaluation of decommissioning liabilities	[e	]	(80,652)

Recognition of inventory	[d	]	(3,508)

Elimination of unamortized pension assets	[d	]	(360)

Recognition of leases	[h	]	200

Recognition of provisions	[e	]	-

Adjustment to non-controlling interest			(354)

			$(405,679)

Tax effect of above	[a	]	100,926

TOTAL ADJUSTMENT TO EQUITY			$(304,753)

Reclassification of non-controlling interest	[f	]	5,296

TOTAL EQUITY UNDER IFRS			$658,713

June 30, 2011

Effect of IFRS Adoption for the Consolidated Statement of Operations and Comprehensive Loss

			For the 3 Months Ended June 30, 2010
	Notes		Previous GAAP	Effect of transition to IFRS	IFRS

REVENUE
Oil and natural gas revenues			$57,411	$-	$57,411
Royalties	[g	]	(10,140)	1,615	(8,525)
TOTAL NET REVENUE			47,271	1,615	48,886

EXPENSES
Operating	[g	]	18,544	(1,889)	16,655
Transportation			1,893	-	1,893
Administrative			5,689	-	5,689
Shared based payments	[i	]	1,064	7	1,071
Foreign exchange and other gains	[b,h	]	20,447	2,540	22,987
Risk management			1,038	-	1,038
Other royalty obligations	[g	]	-	3,766	3,766
Depletion, depreciation and amortization	[b, j	]	34,262	(11,381)	22,881
Exploration and evaluation	[c	]	-	24	24
Impairment write-downs	[b	]	-	72,757	72,757
Other expenses	[e	]	13,663	(13,663)	-
TOTAL EXPENSES			96,600	52,161	148,761

FINANCE COSTS
Interest and finance charges	[h	]	12,901	842	13,743
Accretion of decommissioning liabilities	[e	]	1,055	83	1,138
TOTAL FINANCE COSTS			13,956	925	14,881
LOSS BEFORE TAXES AND NON-CONTROLLING INTEREST			(63,285)	51,471	(114,756)

INCOME TAXES
Current			(208)	-	(208)
Deferred	[a	]	(11,598)	(12,939)	(24,537)
TOTAL INCOME TAXES			(11,806)	(12,939)	(24,745)

LOSS BEFORE NON-CONTROLLING INTEREST			(51,479)	(38,532)	(90,011)

NON-CONTROLLING INTEREST	[f	]	772	83	855
NET LOSS AND COMPREHENSIVE LOSS			$(52,251)	$(38,615)	$(90,866)

NET LOSS PER SHARE
Basic			$(0.20)	$(0.14)	$(0.34)
Diluted			$(0.20)	$(0.14)	$(0.34)

June 30, 2011

Effect of IFRS Adoption for the Consolidated Statement of Operations and Comprehensive Loss
			For the 6 Months Ended June 30, 2010
	Notes		Previous GAAP	Effect of transition to IFRS	IFRS

REVENUE
Oil and natural gas revenues			$128,678	$-	$128,678
Royalties	[g	]	(22,730)	3,724	(19,006)
TOTAL NET REVENUE			105,948	3,724	109,672

EXPENSES
Operating	[g	]	36,484	(5,950)	30,534
Transportation			3,392	-	3,392
Administrative			11,239	-	11,239
Shared based payments	[i	]	1,776	288	2,064
Foreign exchange and other gains	[b, h	]	4,377	2,540	6,917
Risk management			(13,945)	-	(13,945)
Other royalty obligations	[g	]	-	9,850	9,850
Depletion, depreciation and amortization	[b, j	]	68,365	(23,020)	45,345
Exploration and evaluation	[c	]	-	126	126
Impairment write-downs	[b	]	-	72,757	72,757
Other expenses	[e	]	14,834	(14,834)	-
TOTAL EXPENSES			126,522	41,757	168,279

FINANCE COSTS
Interest and finance charges	[h	]	26,977	1,148	28,125
Accretion of decommissioning liabilities	[e	]	2,110	176	2,286
TOTAL FINANCE COSTS			29,087	1,324	30,411
LOSS BEFORE TAXES AND NON-CONTROLLING INTEREST			(49,661)	(39,357)	(89,018)

INCOME TAXES
Current			-	-	-
Deferred	[a	]	(15,107)	(9,362)	(24,469)
TOTAL INCOME TAXES			(15,107)	(9,362)	(24,469)

LOSS BEFORE NON-CONTROLLING INTEREST			(34,554)	(29,995)	(64,549)

NON-CONTROLLING INTEREST	[f	]	743	354	1,097
NET LOSS AND COMPREHENSIVE LOSS			$(35,297)	$(30,349)	$(65,646)

NET LOSS PER SHARE
Basic			$(0.13)	$(0.12)	$(0.25)
Diluted			$(0.13)	$(0.12)	$(0.25)

June 30, 2011

Notes to reconciliation

(a)  Deferred taxes

Under Previous GAAP, the Corporation has recognized deferred tax assets and liabilities, primarily associated with its exploration and evaluation, development and production, and risk management activities.  Under IFRS, current deferred tax balances have been re-classed for presentation entirely as long term assets/liabilities.

In addition, each of the balances adjusted through equity on transition to IFRS have been tax effected based on the Corporation’s estimated reversal rate of approximately25%.  As at June 30, 2010, the cumulative impact on the deferred tax liability was a decrease of $100.9 million. See the reconciliation of equity for adjustments that required a tax effect.

(b)  Development and production

Under Previous GAAP, the Corporation followed full cost accounting for its petroleum and natural gas assets.  This methodology enabled the capitalization of amounts exceeding those acceptable for IFRS.  Under IFRS 1 on transition, the Corporation elected to allocate its full cost pool to its identified CGUs and then performed an impairment test.

Under the transitional election, an impairment test of the Corporation’s assets was required at a CGU level subsequent to the allocation.  The Corporation recognized an impairment write-down of $263.9 million on its petroleum and natural gas assets at January 1, 2010.  Write-downs were based on the recoverable amount of assets, representing value in use, under a 10% discounted cash flow.  The write-downs were primarily recognized in two Southern Alberta CGUs with long reserve lives where the discount rates have the most impact on the value in use assessment.

For the three and six months ended June 30, 2010, an impairment write-down of $72.8 million was recognized across certain CGUs.  The impairments reflect the historically low natural gas pricing environment and outlook.

The restated IFRS balances also reflect gains and losses on the derecognition of assets disposed of during 2010 at Niton and Gilby.  The combined net losses of $2.5 million have been included in the foreign exchange and other gains and losses presentation in net loss.  Under Previous GAAP, proceeds on sales were deducted from the full cost pool without gain or loss recognition unless the disposition changed the depletion rate by more than 20%.

(c)  Exploration and evaluation

IFRS 6 “Exploration and Evaluation of Mineral Resources” requires the separate recognition of exploration assets that have not yet established a determinable future value in the form of technically feasible and commercially viable reserves.  The $72.4 million of exploration and evaluation costs recognized under IFRS on transition at January 1, 2010 represent the Corporation’s interest in undeveloped lands and mineral rights, and exploratory wells under evaluation.

For the three months ended June 30, 2010, the expiry of undeveloped mineral rights resulted in the derecognition of $24 thousand of exploration and evaluation assets, and have been presented as exploration expense in net loss.

For the six months ended June 30, 2010, land expiries charged to exploration and evaluation expense totaled $0.1 million.

(d)  Other assets

Under a transitional election contained in IFRS 1, the Corporation eliminated unamortized actuarial gains of $0.2 million associated with the Mazeppa Processing Partnership defined benefit pension plan.  In addition, vested past service costs of the pension plan totaling $0.6 million were also adjusted through equity on transition.  The net result of both entries was a reduction in other assets of $0.4 million. There were no additional adjustments at June 30, 2010.

June 30, 2011

Also on transition, the Corporation adopted an accounting policy to recognize identifiable inventory items that are currently being marketed for sale or redeployment.  Identifiable inventory of $2.2 million was initially recognized on transition at January 1, 2010 and is included for presentation purposes in other assets at the lower of cost and recoverable amounts.   The recognition of inventory reduced development and production by $5.7 million, and a valuation allowance of $3.5 million was reflected in equity.

(e)  Provisions

The estimated provision for decommissioning liabilities associated with the Corporation’s petroleum and natural gas assets has been adjusted on transition to IFRS.  The adjustment reflects the application of a risk free rate for the discounting of the liability (based on the underlying assets), where under Previous GAAP this was measured using a credit risk adjusted rate.  The adjustment to the discounted decommissioning liability recognized at June 30, 2010 was $91.6 million.

In addition, a provision of $13.9 million was recognized at January 1, 2010 for lease surrender costs payable, and a reduction of other corporate assets of $0.9 million in related leasehold improvements.  The provision reflects the lower estimated cost of surrender for a portion of the corporate office space under lease, compared to the cost of fulfilling the contract.  The undeveloped and unutilized space was determined by Management to be an onerous contract.  The entire adjustment of $14.8 million was reflected in equity on transition.

 (f)  Non-controlling interest

The presentation of non-controlling interest has been changed on transition from Previous GAAP to IFRS.  Under IFRS, non-controlling interest is considered a component of equity and presentation reclassification was made.  Minor adjustments in 2010 relating to the recognition and depletion of MPP facility assets, pension and decommissioning liabilities were also made.

For the three months ended June 30, 2010 the impact of transitional IFRS adjustments was $0.1 million.

For the six months ended June 30, 2010 the impact of transitional IFRS adjustments was $0.4 million.

 (g)  Royalties

The presentation of royalties under IFRS has changed from previous disclosures under Previous GAAP.   Previously, royalties were aggregated in a single line and shown as a reduction of total revenue in net loss.  Under IFRS, crown and freehold royalties have been netted from revenues, all other royalties have been presented as “Other royalty obligations” in the expenses.  In addition, gas cost allowances have been presented as a recovery of related processing fees included in operating expense.

(h)  Leases

On transition to IFRS at January 1, 2010, the classification of certain leases were changed to be recognized as finance leases under IFRS.  These leases have been included in trade and other accounts payable for financial statement purposes as they are not individually material.  As a result of the reclassification, at June 30, 2011, development and production was increased by $7.1 million (net), capital lease obligations increased $6.4 million, and the impact of interest and depreciation expense of $1.1 million and $0.2 million respectively, was recorded through net loss.

June 30, 2011

(i)  Share based payments

Under Previous GAAP, share based payments were recognized as an expense on a straight-line basis through the date of full vesting.  Under IFRS, the expense is required to be recognized over the individual vesting periods for graded vesting awards.

For the three months ended June 30, 2010, there was no significant increase in share based compensation expense from the revised valuation methodology.  For the six months ended June 30, 2010, the increase was $0.3 million.

(j)  Depletion

Upon transition to IFRS, the Corporation adopted a policy of depleting its petroleum and natural gas assets on a unit of production basis over proved plus probable reserves, by depletable component.  The depletion policy under Previous GAAP was a unit of production over proved reserves in a single pool.

For the three months ended June 30, 2010, a decrease in depletion of $11.4 million resulted from the reduction of the Corporation’s petroleum and natural gas asset base and the revised depletion methodology.  For the six months ended June 30, 2010, depletion expense was reduced by $23.0 million.

June 30, 2011